Credit Suisse ETNs linked to Cushing® 30 MLP Index

The Exchange Traded Notes linked to the Cushing® 30 MLP Index (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG. The Index tracks the performance of 30 equally weighted publicly traded master limited partnerships (“MLPs”) which hold mid-stream energy infrastructure assets in North America. The
ETN is designed for investors who seek exposure to this asset class and believe it will provide cash flows and an effective hedge against inflation.

Ticker symbol: MLPN

credit-suisse.com/notes

An investment in the ETNs involves risks, including the possible loss of part or all of your investment. For a brief description of some of the risks, please see below. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable prospectus. Credit Suisse has filed a registration statement (including underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of ETNs. Before you invest, you should read Pricing Supplement dated September 14, 2009, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037. The ETNs may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Index; you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the term of the ETNs; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment. Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse.Investment banking services in the United States are provided by Credit Suisse Securities (USA) LLC, an affiliate of Credit Suisse AG. ©2010 CREDIT SUISSE AG and/or its affiliates. All rights reserved.